Exhibit 21.1

Subsidiaries of EPIRUS Biopharmaceuticals, Inc.

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization
EB Sub, Inc.	Delaware
Epirus Biopharmaceuticals Ltd.	United Kingdom
Epirus Switzerland GmbH	Switzerland
Epirus Brasil Tecnologia Ltda	Brazil
Zalicus Pharmaceuticals Ltd.	Canada